SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                Schedule 13D

                 Under the Securities Exchange Act of 1934


                              XTRA CORPORATION
                              (Name of Issuer)

                       Common Stock, $0.50 par value
                       (Title of Class of Securities)


                                 984138107
                               (CUSIP Number)

                            WHEELS MERGERCO LLC
                        c/o Apollo Advisors IV, L.P.
                          Two Manhattanville Road
                          Purchase, New York 10577
                                914-694-8000
                           Attn: Michael S. Gross
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                  Copy to:

                          David J. Friedman, Esq.
                           Skadden, Arps, Slate,
                             Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000

                               June 18, 1998
          (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

 Check the following box if a fee is being paid with this statement:  [  ]



 CUSIP No. 984138107

 1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSON:

                            Wheels MergerCo LLC

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                  (a)[ X ]
                                  (b)[   ]

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS:

           OO

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

                                         [   ]

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

                        State of Delaware

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
 PERSON WITH

 7.   SOLE VOTING POWER

           0

 8.   SHARED VOTING POWER

           6,664,300

 9.   SOLE DISPOSITIVE POWER

           0

 10.  SHARED DISPOSITIVE POWER

           6,664,300

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,664,300

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                    [  ]

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   43.5%

 14.  TYPE OF REPORTING PERSON

                                     HC



 CUSIP No. 984138107

 1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSON:

               Apollo Investment Fund IV, L.P.

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                        (a)[ X ]
                                        (b)[   ]

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS:

           OO

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

                                [   ]

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

                          State of Delaware

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
 PERSON WITH

 7.   SOLE VOTING POWER

           0

 8.   SHARED VOTING POWER

           0

 9.   SOLE DISPOSITIVE POWER

           0

 10.  SHARED DISPOSITIVE POWER

           0

 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,664,300

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                [  ]

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                43.5%

 14.  TYPE OF REPORTING PERSON

                                PN



 CUSIP No. 984138107

 1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSON:

                    Apollo Overseas Partners IV, L.P.

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                          (a)[ X ]
                                          (b)[   ]

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS:

           OO

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

                                         [   ]

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

                       Cayman Islands

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
 PERSON WITH

 7.   SOLE VOTING POWER

           0

 8.   SHARED VOTING POWER

           0

 9.   SOLE DISPOSITIVE POWER

           0

 10.  SHARED DISPOSITIVE POWER

           0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,664,300

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                     [  ]

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     43.5%

 14.  TYPE OF REPORTING PERSON

                                     PN



 CUSIP No. 984138107

 1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSON:

                          Apollo Advisors IV, L.P.

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                     (a)[ X ]
                                     (b)[   ]

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS:

           OO

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

                                              [   ]

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

              State of Delaware

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
 PERSON WITH

 7.   SOLE VOTING POWER

           0

 8.   SHARED VOTING POWER

           0

 9.   SOLE DISPOSITIVE POWER

           0

 10.  SHARED DISPOSITIVE POWER

           0

 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 6,664,300

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                   [  ]

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   43.5%

 14.  TYPE OF REPORTING PERSON

                                     PN



 ITEM 1.   SECURITY AND ISSUER.

             The title of the class of equity securities to which this statement relates is the common stock, par value $0.50 per share (the "Common Stock"), of XTRA Corporation, Inc., a Delaware corporation (the "Company"). The principal executive office of the Company is located at 60 State Street, Boston, Massachusetts 02109.

 ITEM 2.   IDENTITY AND BACKGROUND

           This statement is filed jointly by Wheels MergerCo LLC (the "LLC"), a Delaware limited liability company, Apollo Investment Fund IV, L.P., a Delaware limited partnership ("AIF IV"), Apollo Overseas Partners IV, L.P., a Cayman Islands limited partnership ("Overseas Partners"), and Apollo Advisors IV, L.P., a Delaware limited partnership and general partner of AIF IV and Overseas Partners ("Advisors IV"). The foregoing entities are hereinafter referred to collectively as the "Reporting Entities." The Reporting Entities are making this joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act").

           Wheels MergerCo LLC is a newly formed Delaware limited liability company formed solely for the purpose of consummating the transactions contemplated by the Recapitalization Agreement (as defined in Item 4). A majority of the interests in the LLC are owned by AIF IV and Overseas; the balance of the interests are held by Atlas Capital Partners LLC, a Delaware limited liability company and an affiliate of Interpool, Inc., a Delaware corporation (collectively, "Interpool"), a publicly held company whose stock is traded on the New York Stock Exchange. A majority of the managers of the LLC are representatives of the Reporting Entities, with an additional representative from Interpool. It is not anticipated that the LLC will have any assets or liabilities other than those arising under Recapitalization Agreement or in connection with the Merger, or engage in any activities other than those incident to its formation and capitalization and the Merger. The principal office of Wheels MergerCo LLC is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577.

           Each of AIF IV, Overseas Partners and Advisors IV is principally engaged in the business of investing in securities. The principal office of each of AIF IV, Overseas Partners and Advisors IV is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577.

           Apollo Management IV, L.P. ("AM IV") a Delaware limited partnership, is the day-to-day manager for AIF IV and Overseas Partners.
 AM IV's general partner is AIF IV Management, Inc., a Delaware corporation.

           Apollo Capital Management IV, Inc., a Delaware corporation ("Apollo Capital"), is the general partner of Advisors IV. Apollo Capital is principally engaged in the business of serving as general partner to Advisors IV. The principal office of Apollo Capital is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577.

           Schedule I to this statement contains information concerning the Reporting Entities and other persons and entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

           None of the Reporting Entities, nor any of the persons or entities referred to in Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

 ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           Certain shareholders of the Company (the "Principal Shareholders") have entered into Voting Agreements (as defined and described in Item 4) with the LLC in consideration of the LLC entering into the Recapitalization Agreement (as defined and described in Item 4)and facilitating a recapitalization of the Company. No funds have been paid or other consideration given in connection with the execution of the Voting Agreements.

 ITEM 4.   PURPOSE OF TRANSACTION.

           On June 19, 1998, the LLC entered into an Agreement and Plan of Merger and Recapitalization (the "Recapitalization Agreement") with the Company. Subject to the satisfaction or waiver of certain terms and conditions of the Recapitalization Agreement, the LLC will merge (the "Merger") with and into the Company. In connection with the Recapitalization Agreement, the LLC entered into Voting Agreements dated as of June 18, 1998 (the "Voting Agreements") with certain shareholders of the Company (the "Principal Shareholders") who own approximately 43.5% of the issued and outstanding Shares of Common Stock of the Company pursuant to which such Principal Shareholders agreed to vote in favor of the Merger and recapitalization. The purpose of the Voting Agreements and the transactions contemplated thereby is to facilitate consummation of the Merger and recapitalization. Following consummation of the Merger and recapitalization, AIF IV and Overseas Partners anticipate owning in the aggregate approximately 67.5% of the outstanding shares of Common Stock of the Company.

           Each of the Recapitalization Agreement and the Voting Agreements contains other terms and conditions. The foregoing description of such agreements is qualified in its entirety by reference to the text of such agreements, which are filed as exhibits to this Schedule 13D and are incorporated by reference herein.

 ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

 (a) and (b)    The Reporting Entities beneficially own and have shared
                power to vote and dispose of, or direct the vote and disposition of, an aggregate of 6,664,300 Shares, representing approximately 43.5% of the issued and outstanding Shares. Information concerning the identity and background of such persons who share the power to vote or direct the vote or to dispose or direct the disposition of such Common Stock is as set forth in Item 2 and Schedule I and is incorporated herein by reference. Each of the Reporting Entities disclaims beneficial ownership of any of the shares reported herein.

 (c)            The responses set forth in Item 4 are incorporated herein.

 (d)            Not applicable.

 (e)            Not applicable.

 ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
             RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           The responses set forth in Item 4 and Item 5 are incorporated herein.

           Pursuant to the Voting Agreements, the Principal Shareholders have agreed to vote and have granted a related proxy to vote their Shares in favor of the Recapitalization Agreement and the Merger.

           Pursuant to the Voting Agreement, each Principal Shareholder has further agreed and granted an irrevocable proxy for the benefit of the LLC, generally to vote all shares owned by such Shareholder at any meeting of the Company's stockholders (i) in favor of the adoption of the Recapitalization Agreement and the Merger and (ii) against any competing transaction.

           Each Principal Stockholder has also agreed, until the Voting Agreement has terminated, among other things, not to: (1) sell, transfer, pledge, encumber, assign or otherwise dispose of the subject shares owned by such Principal Stockholder other than pursuant to the terms of the Voting Agreement and the Recapitalization Agreement; (2) enter into any voting arrangement, whether by proxy, voting agreement or otherwise; or (3) take any action that would make any of its representations or warranties contained in the Voting Agreement untrue or incorrect or have the effect of preventing or disabling such shareholder from performing its obligations thereunder.

           AIF IV, Overseas Partners, and Interpool have entered into a Shareholders' Agreement governing certain aspects of their relationship following consummation of the Merger. A copy of such agreement is filed as Exhibit (c) hereto. This agreement will be effective only after the Effective Time (as defined in the Recapitalization Agreement).

 ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      (a) Form of Voting Agreement, dated as of June 18, 1998, among the LLC and certain shareholders of the Company.

      (b) Agreement and Plan of Merger and Recapitalization, dated as of June 18, 1998, between the Company and the LLC.

      (c) Shareholders' Agreement, dated as of June 18, 1998, by and among Interpool, AIF IV and Overseas Partners.


                      SIGNATURES AND POWER OF ATTORNEY

           After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Schedule 13D may be filed jointly on behalf of each of Wheels MergerCo LLC, Apollo Investment Fund IV, L.P., Apollo Overseas Partners, IV, L.P., and Apollo Advisors IV, L.P.

 Date: June 29, 1998

                          Wheels MergerCo LLC


                          By: /s/ Andrew Africk
                             ---------------------
                             Name:  Andrew Africk
                             Title: Manager


                          Apollo Investment Fund IV, L.P.

                          By:  Apollo Advisors IV, L.P.,
                               its General Partner

                          By:  Apollo Capital Management IV, Inc.,
                               its General Partner


                          By: /s/ Michael D. Weiner
                             -------------------------
                             Name:  Michael D. Weiner
                             Title: Vice President


                          Apollo Overseas Partners IV, L.P.

                          By:  Apollo Advisors IV, L.P.,
                               its General Partner

                          By:  Apollo Capital Management IV, Inc.,
                               its General Partner


                          By: /s/ Michael D. Weiner
                             -------------------------
                             Name:  Michael D. Weiner
                             Title: Vice President


                          Apollo Advisors IV, L.P.

                          By:  Apollo Capital Management IV, Inc.,
                               its General Partner


                          By: /s/ Michael D. Weiner
                             -------------------------
                             Name:  Michael D. Weiner
                             Title: Vice President



                                 SCHEDULE I


           The following sets forth information on with respect to the general partners, executive officers, directors and principal shareholders of the Reporting Entities and certain related persons. Except as otherwise indicated in this Schedule I or in the Schedule 13D to which this Schedule I relates, the principal business address of each person or entity set forth below is c/o Apollo Management IV, L.P., Two Manhattanville Road, Purchase, New York 10577 and each such person or entity is a citizen of the United States of America.

 The LLC:

           A majority of the managers of the LLC are representatives of the Reporting Entities, with an additional representative from Interpool.

           Mr. Michael Gross is a manager of the LLC and has served as an officer of certain members of the Apollo Investment Funds (as described below).

           Mr. Andrew Africk is a manager of the LLC and has served as an officer of certain members of the Apollo Investment Funds (as described below).

 The Apollo Related Entities:

           The directors of Apollo Capital are Messrs. Leon D. Black and John J. Hannan. The principal occupation of each of Messrs. Black and Hannan is to act as an executive officer and director of Apollo Capital. Messrs. Black and Hannan are also limited partners of Apollo Management IV, L.P.

           Messrs. Black and Hannan are founding principals of Apollo Advisors IV, L.P. which, together with its affiliates, serves as manager of the Apollo Investment Funds (collectively, "Apollo"), Lion Advisors, L.P. ("Lion") and Apollo Real Estate Advisors, L.P. ("AREA"). The principal business of Apollo Advisors and Lion is to provide advice regarding investments in securities and the principal business of AREA is to provide advice regarding investments in real estate and real estate-related investments. The business address of each of Messrs. Black and Hannan is c/o Apollo Management IV, L.P., Two Manhattanville Road, Purchase, New York 10577.